February 6, 2020

Hugo De Stoop
Chief Executive Officer
Euronav NV
De Gerlachek aai 20
2000 Antrwerpen
Belgium

       Re: Euronav NV
           Form 20-F for the fiscal year ended December 31, 2018
           Filed on April 30, 2019
           File No. 001-36810

Dear Mr. De Stoop:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation